On October 31, 2000 Allstate Financial Corporation issued the following press release:

                  ALLSTATE FINANCIAL CORPORATION ANNOUNCES THE
                  COMPLETION OF SUBORDINATED NOTE EXCHANGE AND
                    INCREASE IN TANGIBLE BOOK VALUE PER SHARE

McLean, VA, October 31, 2000 - Allstate Financial Corporation ("Allstate" or the "Company") (OTC: ASFN) announced it has completed on October 26, 2000 the exchange (the "Exchange") of $4,331,000 of its 10% Convertible Subordinated Notes (the "Notes") due September 2003 and $578,970 of accrued interest into common stock. The Company stated over 94% of the Notes outstanding principal was exchanged resulting in the issuance of 5,168,388 shares of its common shares valued at $0.95 per share.

The Company stated that after the Exchange shareholders' equity increased to approximately $5.23 million as of September 30, 2000 on a pro forma basis. The Company also indicated there are now 7,668,004 common shares outstanding, of which 74% are owned Value Partners, Ltd. Tangible book value per share increased to $0.70 per share on a pro forma basis as of September 30 compared with $0.17 at June 30, 2000. Additionally, the Company reported it has redeemed the remaining $357,000 of its variable rate convertible subordinated notes due September 2000.

David W. Campbell, Chairman of the Board stated "the Exchange fortified the Company's financial position by the addition of $ 4.8 million to shareholder equity and the reduction of future interest expense by approximately $433,000 annually." He also noted "the Exchange is integral to the Company's long term reorganization plan, including the recently announced acquisition of Harbourton Financial Corporation, which is expected to close on or about November 30, 2000."

This press release may contain various "forward-looking statements," within the meaning of Section 27A of the Securities Exchange Act of 1934, as amended, that represent Allstate's expectations or beliefs concerning future events. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could cause actual results or performance to differ from the expectations expressed or implied in such forward-looking statements include the closing of the Harbourton merger, changes in the timing and amount of earning assets which may be originated by the Company or by Harbourton, changes in revenue and expense trends (including trends affecting charge-offs) of Allstate or Harbourton, changes in Allstate's or Harbourton's markets and changes in the economy (particularly in the markets served by Allstate or Harbourton). Such factors are discussed in detail in Allstate's filings with the U.S. Securities and Exchange Commission.


PHONE:            (703) 883-9757
CONTACT:          David W. Campbell, ext. 18
                           davidc@asfn.com
                           C. Fred Jackson, ext. 16
                           fjackson@asfn.com